SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street N.W.
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to _____________

     Commission file number 1-892

A.	Full title and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation Four Coliseum Centre 2730 West Tyvola Road Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements for the Plan

Including:

The Report of Independent Registered Public Accounting Firm; Statements of Assets Available for Benefits as of December 31, 2004 and 2003 and Statement of Changes in Assets Available for Benefits for the year ended December 31, 2004.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

June 28, 2005	/s/ Kevin P. Heslin

Kevin P. Heslin
Chairman of Goodrich Corporation
Benefit Design and Administration Committee

audited financial statements

Goodrich Corporation Employees’ Savings Plan,
December 31, 2004 and 2003, and year ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Employees’ Savings Plan

Audited Financial Statements

December 31, 2004 and 2003 and
year ended December 31, 2004

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Goodrich Corporation
Benefit Design and Administration Committee

We have audited the accompanying statements of assets available for benefits of Goodrich Corporation Employees’ Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

June 14, 2005

Goodrich Corporation Employees’ Savings Plan

Statements of Assets Available for Benefits

	December 31,	December 31,
	2004	2003
Assets
Investments, at fair value:
Goodrich Corporation Savings Plans Master Trust (Notes 2 and 4)	$1,209,106,168	$1,111,362,628

Assets available for benefits	$1,209,106,168	$1,111,362,628

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income:
Interest	$10,764,865
Dividends	15,300,816
Net realized and unrealized appreciation in aggregate fair value of investments	86,869,226

112,934,907

Contributions from:
Participants	63,244,928
Goodrich Corporation	17,989,167

81,234,095

Total additions	194,169,002

Deductions
Withdrawals and terminations	96,139,886
Administrative expenses (Note 1)	864,795

Total deductions	97,004,681

Trust to trust transfers, net (Note 1)	579,219

Net increase	97,743,540

Assets available for benefits at beginning of period	1,111,362,628

Assets available for benefits at end of period	$1,209,106,168

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003 and year ended December 31, 2004

1. Description of the Plan

Goodrich Corporation Employees’ Savings Plan (the “Plan”) is a defined contribution plan covering substantially all non-bargaining unit employees and certain bargaining unit employees of Goodrich Corporation (the “Company”) and certain subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective February 1, 1994, Goodrich Corporation Savings Plan Master Trust (the “Master Trust”) was established to hold the assets of the Plan and the assets of Goodrich Corporation Wage Employees’ Savings Plan. All investment information disclosed in the financial statements, including investments held at December 31, 2004, and net appreciation in fair value of investments, and interest and dividend income for the year ended December 31, 2004, was obtained or derived from information supplied and certified as complete and accurate by Fidelity Investments (the “Trustee”).

During 2004, net trust to trust transfers of assets to the Plan were $579,219. The net transfer in was due to transfers into the Plan from the Goodrich Corporation Savings Plan for Rohr Employees and the Goodrich Corporation Savings Plan for Wage Employees.

On April 5, 2005, all assets, totaling $720,751, of the Goodrich Corporation Savings Plan for Wage Employees were transferred into the Plan. The transferred assets relate primarily to the active employees of the Company’s Plating operation in Cleveland, Ohio.

The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax, 401(k) savings option. Under the after-tax savings option, employee contributions are subject to federal income taxes, whereas under the pre-tax savings option the participant postpones paying federal income taxes on the amount of contributions deducted from his or her salary until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options. Participants can contribute to each of the investment funds under both savings options. Participants age 50 or older as well as participants who have returned from active military service can also contribute pre-tax “catch-up” contributions to the Plan.

Each employee who elects to become a participant in the Plan authorizes a payroll deduction from 1% to 25%, of their eligible earnings, subject to limitations under the Internal Revenue Code (the “Code”). Highly compensated employees may be limited to contributing a lower percentage than 25% in order to facilitate the Plan’s passing of non-discrimination testing.

Goodrich Corporation
Employees’ Savings Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

Participant contributions are always fully vested. The Plan provides that for each plan year the employer will contribute a percentage of the participants’ contributions that are 6% or less of the participants’ monthly eligible earnings. The Plan was amended effective December 31, 2001 to eliminate the vesting requirement on Company contributions. Also at that time, the Company contributions were no longer automatically invested in the Company Stock Fund, but were invested in the same manner as participant contributions. The investment choices available to participants were expanded, and a brokerage option was added to the Plan.

The Plan was further amended on January 1, 2003 to increase the maximum payroll deduction to 25% from 18% of eligible earnings, to allow for age 50 or older catch-up contributions and to qualify the Company Stock Fund portion of the Plan as an ESOP in order to allow participants an opportunity to elect to receive dividends on Company stock in cash rather than having these dividends reinvested. Effective June 1, 2003 the Company match for all non-bargaining employees in the Plan was decreased from 100% to 50% on the first 6% of eligible earnings.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code.

Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund.

Company contributions made after January 1, 1990, but prior to January 1, 2002, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Company matching contributions made on or after January 1, 2002, may not be withdrawn until age 59 1/2 or upon termination, disability or death. Forfeitures are applied to reduce contributions required by the Company.

A participant who elects to withdraw from the Plan is paid the current value of his or her vested account balance. Distributions from the Company Stock Fund and the EnPro Stock Fund are made in cash or stock. Distributions from the other funds are made in cash.

Participants may borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest is paid ratably through monthly payroll deductions. Rates for loans in 2004 ranged from 4.0% to 5.0%.

Goodrich Corporation
Employees’ Savings Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

Investment management fees and administrative expenses related to recordkeeping are charged against the earnings of the investment funds in which the participants’ funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Copies of the plan document are available from the Human Resource Department of the Company.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are held in the Master Trust, a master investment trust administered by the Trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the Company Stock Fund is derived from the value of the Company’s common stock. The asset value of the EnPro Stock Fund is derived from the value of the common stock of EnPro Industries, Inc. Investments in the individual Fidelity mutual funds and investments under the brokerage link are valued at quoted market prices on the last business day of the Plan year.

Investments in the Stable Value Fund are primarily investment contracts, offered by major insurance companies and other approved financial institutions (with an average yield of 4.81% in 2004), and are valued at contract value (which approximates fair value). The loans to participants are valued at their outstanding balance, which approximates fair value. Temporary investments represent investments in short-term fixed income obligations, the fair value of which approximates cost.

Goodrich Corporation
Employees’ Savings Plan

Notes to Financial Statements (Continued)

2. Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

The investment in the Master Trust represents the Plan’s proportionate interest in the assets of the Master Trust at December 31, 2004 and 2003, respectively. The Plan’s investment in the Master Trust represented approximately 100% of the total net assets of the Master Trust at December 31, 2004 and 2003.

Effective January 1, 2005, the EnPro Stock Fund no longer existed as an investment option in the Plan. The planned elimination of the EnPro Stock Fund at the end of 2004 was announced at the time of the original stock dividend in 2002.

The Plan has a divided interest in the Participant Loan Account, which reflects the Plan’s specific loan transactions. Participation by the Plan in the Master Trust investment accounts is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Summarized financial information for the Master Trust is as follows:

Goodrich Corporation
Employees’ Savings Plan

Notes to Financial Statements (Continued)

4. Investments (continued)

	December 31,	December 31,
	2004	2003
Investments at fair value:
Cash	$—	$12,000
Company Stock Fund	222,266,071	229,923,422
EnPro Stock Fund	12,427,645	14,750,829
Fidelity Investments	924,432,725	821,150,032
Brokerage Link	9,175,992	8,275,234
Loans to participants	40,084,292	36,245,708

Total investments	1,208,386,725	1,110,357,225
Receivables:
Dividends receivable	1,358,709	1,558,648
From other plans	—	3,839

Assets payable to participating plans	$1,209,745,434	$1,111,919,712

Statement of Changes in Assets
Assets payable to participating plans at beginning of period	$1,111,919,712
Additions
Investment income:
Interest	$10,769,833
Dividends	15,314,541
Net realized and unrealized appreciation in aggregate fair value of investments	86,913,577

	112,997,951

Trust to trust transfers, net	614,016

Contributions from:
Participants	63,309,409
Goodrich Corporation	18,013,788

	81,323,197

Total additions	194,935,164
Deductions
Withdrawals and terminations	96,240,925
Administrative expenses	868,517

Total deductions	97,109,442

Net increase	97,825,722

Assets available for benefits at end of period	$1,209,745,434

Goodrich Corporation
Employees’ Savings Plan

Notes to Financial Statements (Continued)

5. Transactions with Parties-in-Interest

The Company pays most legal and all accounting expenses of the Plan. Other than as described above or pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

6. Number of Participants (unaudited)

At December 31, 2004 there were approximately 16,100 participants with account balances in the Plan.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP